SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                              Qualstar Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    74758R109
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                                 (CUSIP Number)

                             BKF Capital Group, Inc.
                                Steven N. Bronson
                      225 N.E. Mizner Boulevard, Suite 400
                            Boca Raton, Florida 33432
                                 (561) 362-4199

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000

                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2012
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BKF Capital Group, Inc.                     Tax Id. No. 36-0767530
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         1,990,786
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           0
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           1,990,786
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,990,786
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         16.2%
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14.      TYPE OF REPORTING PERSON

         CO
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven N. Bronson
-----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         57,700
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           1,990,786
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           57,700
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                                    1,990,786
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,048,486
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         16.7%
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14.      TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109                SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer") remains in full force and effect. The Issuer recently reported that as of February 10, 2012, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 4 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

     (b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

    On April 30, 2012, BKF Capital acquired, in an open market transaction, using its working capital, 4,600 shares of Common Stock at a purchase price of $1.9202 per share or $8,833.

Item 4. Purpose of Transaction.

            Item 4 of the Schedule 13D is amended by adding the following disclosures:

     On March 27, 2012, the Issuer released the results of the voting for directors at the Issuer's 2012 Annual Meeting, as follows:

                              Number of Votes Cast

                                             Authority          Broker
Name                         For             Withheld          Non-Votes
-------------------------------------------------------------------------------
William J. Gervais         6,259,388         4,094,594         1,316,575
Stanley W. Corker          3,217,716         7,136,266         1,316,575
Lawrence D. Firestone      6,454,210         3,899,772         1,316,575
Carl W. Gromada            6,515,455         3,838,527         1,316,575
Robert A. Meyer            2,797,652         7,556,330         1,316,575
Robert E. Rich             4,990,294         5,363,688         1,316,575

     Although all six directors were re-elected to serve a one-year term, three of the directors were not elected by a majority of the votes cast. On March 21, 2012, William J. Gervais, the Issuer's Chief Executive Officer, President, member of the Board of Directors, the Issuer's largest shareholder and the only member of the Board with a significant equity stake in the Issuer, announced his retirement and tendered his resignation as a director and officer of the Issuer, effective June 15, 2012. Concerned with the collective de minimis 1.3% ownership level in the Issuer of the remaining directors, and lacking confidence in the remaining directors to select the next CEO and return the Issuer to profitability, BKF Capital is seeking to replace all of the remaining directors. On April 30, 2012, BKF Capital sent a letter to the Issuer demanding that a special meeting of shareholders be convened on June 20, 2012 to remove all of the incumbent directors, fix the size of the Board at five directors and elect new directors to the Board. The demand was sent in accordance with the Issuer's bylaws, which permit the holder of 10% or more of the vote to require the Issuer to hold a special meeting of shareholders. A copy of the demand is filed as an Exhibit to this Schedule 13D. BKF Capital intends to nominate directors to be elected at the special meeting of shareholders, in accordance with the provisions of the issuer's bylaws.

Item 5. Interest in Securities of the Issuer.

     (a)(b) BKF Capital owns an aggregate of 1,990,786 shares of the Issuer's Common Stock, representing approximately 16.2% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 2,048,486 shares of the Issuer's Common Stock, representing approximately 16.7% of the total shares of Common Stock deemed outstanding.

          (c) The following open market transactions were effected by BKF Capital, during the past sixty (60) days:

                    Buy/            Number             Price
Trade Date          Sell          of Shares          Per Share
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4/27/2012           Buy                400             $1.925
4/25/2012           Buy              2,866             $1.92
4/9/2012            Buy              1,000             $1.92
4/5/2012            Buy             22,400             $1.9298
4/2/2012            Buy                200             $1.9
3/30/2012           Buy             10,000             $1.85
3/29/2012           Buy             10,000             $1.83
3/28/2012           Buy             19,400             $1.8252
3/22/2012           Buy              1,300             $1.85
3/21/2012           Buy              1,213             $1.85
3/20/2012           Buy             18,020             $1.85
3/19/2012           Buy              1,352             $1.85
3/9/2012            Buy              2,200             $1.87
3/8/2012            Buy              8,361             $1.87
3/7/2012            Buy              1,639             $1.87
3/6/2012            Buy             15,744             $1.8877
3/5/2012            Buy              4,256             $1.8986
3/2/2012            Buy             10,244             $1.883

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

         None


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2012

                             BKF Capital Group, Inc.

                            By: /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson, President


                                Steven N. Bronson

                                /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         EXHIBIT

                               BKF Capital Group, Inc.
                       225 N.E. Mizner Boulevard, Suite 400
                             Boca Raton, Florida  33432

April 30, 2012

VIA FACSIMILE TO (805) 583-7749 AND OVERNIGHT COURIER
-----------------------------------------------------

Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93603
Attention: Nidhi H. Andalon, Secretary

Gentlemen:

I am writing on behalf of BKF Capital Group, Inc. ("BKF") which is, as of the date of this letter, the shareholder of record of 1,986,186 shares of common stock of Qualstar Corporation ("Qualstar" or the "Company"), constituting more than ten percent (10%) of the voting power of the Company's outstanding shares.

Pursuant to the authority set forth in Article II, Section 3 of the Company's Bylaws (as amended and restated as of March 24, 2011) and Section 600(d) of the California General Corporation Law, BKF hereby calls a special meeting of the shareholders of the Company, with such meeting to be held at the Company's headquarters or at a nearby location during business hours on Wednesday, June 20, 2012.

The business to be conducted at the special meeting and included in the notice of the meeting to shareholders shall consist of the following, with such matters to be considered by the shareholders at the special meeting in the order set forth below:

     1. Approval by the shareholders of the removal from office of all incumbent directors of Qualstar;

     2. Approval by the shareholders of a resolution to fix the authorized number of directors of Qualstar at five (5) directors; and

     3. Election by the shareholders of five (5) directors to fill the vacancies created by the removal of the incumbent directors.

To assure the proper and orderly conduct of the voting process for the special meeting, we respectfully request that the Board of Directors establish a record date for the special meeting that is no later than May 15, 2012 and that notice of the special meeting be sent to shareholders of the Company by no later than May 21, 2012.

                                                     Sincerely,

                                                     /s/

                                                     Greg S. Heller
                                                     Senior Vice President,
                                                     BKF Capital Group, Inc.

cc:  Board of Directors,
     Qualstar Corporation
     Nidhi H. Andalon,
     Registered Agent